February 20, 2007

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (949)706-6206</u>

Mr. Richard J. Johnson
Chief Financial Officer
Impac Mortgage Holdings, Inc.
1401 Dove Street
Newport Beach, California 92660

> **RE:** **Impac Mortgage Holdings, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 001-14100**

Dear Mr. Johnson:

We have reviewed your response letter dated January 30, 2007 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanations.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Net Interest Income, pages 46 - 47

1.  We note your response to comment 2 and the fact that you view adjusted net interest margin to be a measure of liquidity rather than operating performance.  If so, in future filings please reconcile net interest margin to the most directly comparable cash financial measure calculated and presented in accordance with GAAP rather than net interest income on mortgage assets as this is a measure of operating performance.

Consolidated Statements of Operations, page F-5

2.  We note your response to comment 3.  We re-issue our previous comment.  In light of the fact that taxes were paid on inter-company profits, we are still unclear why the deferred charge is being amortized to non-interest expense rather than income tax expense.

\*   \*   \*   \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert F. Telewicz Jr.
Senior Staff Accountant